Exhibit 12.1

Statement of Ratio of Earnings to Fixed Charges

FARO Technologies, Inc.

	Nine months ended October 2,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Pretax Income <loss>	$12,231,756	$9,435,270	$(1,804,831)	$(2,506,226)	$464,198	$(8,516,286)
Interest Expense	6,006	46,351	28,036	1,747	1,334	1,924
Interest Portion of Rent Expense	427,200	459,200	401,600	440,400	448,000	389,200

ADJUSTED EARNINGS <LOSS>	$12,664,962	$9,940,821	$(1,375,195)	$(2,064,079)	$913,532	$(8,125,162)

Interest Expense	$6,006	$46,351	$28,036	$1,747	$1,334	$1,924
Interest Portion of Rent Expense	427,200	459,200	401,600	440,400	448,000	389,200

FIXED CHARGES	$433,206	$505,551	$429,636	$442,147	$449,334	$391,124

Ratio of earnings to fixed charges	29.2	19.7	N/A	N/A	2.0	N/A

Insufficiency of earnings to cover fixed charges			$1,804,831	$2,506,226		$8,516,286